SUB-ITEM 77H:  CHANGES IN CONTROL OF REGISTRANT

Federated Institutional Trust

As of September 1, 2006, Pershing LLC has ceased to be a controlling person of the Registrant by owning less than 25% of the voting securities of the Registrant.


As of September 1, 2006, NFS LLC has ceased to be a controlling person of the Registrant by owning less than 25% of the voting securities of the Registrant.